Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: August 3, 2004

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press Release of August 3, 2004 with third quarter results

just everywhere...

Interim Report of EPCOS AG at June 30, 2004

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2003 (October 1, 2002, to September 30, 2003), EPCOS posted sales of EUR 1.27 billion. At September 30, 2003, the company employed about 13,300 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The Company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net income plus (minus) minority interest, provision for income tax and the interest result, net.

Q3 2004:

Further increase in sales and earnings

➢	Sales up 15% year on year, 2% sequentially

➢	EBIT improves to EUR 19 million

➢	Earnings per share 21 eurocents (previous year 3 eurocents)

➢	Prices stabilized

The positive trend in business at EPCOS continued in the third quarter (April 1 to June 30) of fiscal 2004. Announcing the quarterly figures, EPCOS President and CEO Gerhard Pegam said, “In the third quarter, we clearly surpassed the previous year’s figures in orders, sales and earnings. Both new orders and sales have risen in all industries and regions.”

New orders increased 22% year on year from EUR 271 million to EUR 331 million. Sales rose 15% over the same period from EUR 302 million to EUR 348 million.

EPCOS posted the highest sales growth in distribution and products for consumer electronics. Sales also kept rising in mobile phones, automotive and industrial electronics. “Our sales mix by industries is more balanced than ever, so we are becoming significantly less dependent on any particular industry”, said Pegam. “Our customers in industrial and automotive electronics now generate more sales in each industry than mobile phone manufacturers.”

In regional terms, Asia and the NAFTA region account for the largest shares of sales growth. But EPCOS also posted slightly higher sales in Germany and also in the other European countries.

Business development against previous quarter

Due to the approaching holiday season, new orders in Q3 fell 14% altogether from the previous quarter’s high level of EUR 385 million to EUR 331 million. For the fourth time in succession, sales rose quarter on quarter, this time by 2% from EUR 340 million to EUR 348 million. Growth in products for automotive electronics and in distribution was above average. Q3 sales fell slightly – for seasonal reasons as in the previous year – in the mobile phone industry only. Here EPCOS managed to keep increasing market share, especially among the fast-growing Asian manufacturers, and broadened the customer base. Sales are thus significantly more evenly distributed among the various handset manufacturers than a year ago.

Development of earnings

On the whole, prices remained stable against the previous quarter. Q3 earnings before interest and tax (EBIT) kept rising. At EUR 19 million, they clearly topped the figures of EUR 3 million for the previous year and EUR 14 million for the previous quarter.

EBIT was affected by other earnings of about EUR 8 million from Portuguese government grants for production of tantalum capacitors. At the same time, EBIT and gross profit were burdened by special charges (including restructuring costs) of just under EUR 7 million. These expenses were incurred by the Capacitors and Surface Acoustic Wave Components segments.

Tax reform in Austria led to reduction of the statutory tax rate and thus revaluation of loss carryforwards, resulting in higher tax expense in the quarter under review.

Net income for Q3 thus amounted to EUR 14 million against EUR 2 million in the previous year and EUR 11 million in the previous quarter, equivalent to earnings per share of 21 eurocents against 3 and 17 eurocents respectively in the same periods.

Business segments

In Q3 2004, all four business segments scored sales growth year on year. With distinct double-digit sales growth across all segments, business with distributors developed particularly well.

In the Capacitors segment, Q3 sales rose 6% to EUR 90 million against EUR 85 million in the previous year (previous quarter EUR 89 million). This growth was mainly driven by business in aluminum electrolytic capacitors for automotive and consumer electronics. Demand was likewise good for film capacitors, especially for entertainment electronics applications. Sales of tantalum capacitors were around the previous year’s level.

The Capacitors segment managed to cut its EBIT losses, mainly thanks to special positive effects, to EUR 0.7 million from EUR 5.5 million in the previous year and EUR 3.7 million in the previous quarter.

In the Ceramic Components segment, sales rose 13% to EUR 97 million against EUR 86 million in the previous year (previous quarter EUR 93 million). This growth was driven by thermistors, which are used in automobiles, for example, as heating elements for electric supplementary heating or to measure oil temperature. As well as sensors, sensor systems for appliances and industrial electronics kept contributing to growth, just like surge arresters, which are used in telecommunications for overvoltage protection and in automotive electronics to fire high-intensity discharge lamps. Demand for ceramic capacitors for automotive electronics was also good, so that sales rose against the previous year in this product line as well. Sales of piezo actuators for fuel injection systems also kept rising.

EBIT in Ceramic Components amounted to EUR 5.3 million against EUR 7.8 million in the previous year and EUR 3.7 million in the previous quarter. The improvement over the previous quarter is volume-based.

In Q3, the Surface Acoustic Wave (SAW) Components segment scored the greatest increase in sales year on year. Here sales rose 25% to EUR 111 million against EUR 89 million in the previous year (previous quarter EUR 112 million). Demand for SAW filters for entertainment electronics was particularly strong. In this field, EPCOS has stepped up its presence in China’s growth market by setting up a joint venture with the Chinese components manufacturer Baotong. The joint venture, in which EPCOS has a 51% stake, produces mainly filters for use in locally made television sets. In SAW filters for mobile phones too, the positive trend in sales against the previous year has been sustained. Sales of radio-frequency modules for high-end handsets have almost doubled. In SAW components for automotive electronics applications such as keyless entry systems and electronic immobilizers, sales remained at the previous year’s level.

SAW Components managed to improve EBIT considerably to EUR 12.8 million against EUR 0.2 million in the previous year and EUR 14.9 million in the previous quarter, even though this figure includes a special charge of EUR 2.7 million.

In the Ferrites and Inductors segment, EPCOS boosted Q3 sales 17% to EUR 49 million against EUR 42 million in the previous year (previous quarter EUR 46 million). Ferrites and inductors for industrial electronics and telecommunications (DSL applications) continue to drive growth. Inductive components were in demand in automotive electronics as well.

The Ferrites and Inductors segment managed to increase overall earnings to EUR 1.8 million against EUR 0.8 million in the previous year and negative EBIT of EUR 0.7 million in the previous quarter thanks to further cost cutting and increased volumes.

Outlook

Demand for passive electronic components remains at a good level. The positive trend in volume is accompanied by largely stable prices on the whole.

“The fourth quarter is traditionally characterized by a slow start caused by the holidays and a final spurt as our customers ramp up production for Christmas business”, said Gerhard Pegam. For the fourth quarter of fiscal 2004 now under way, EPCOS expects sales and earnings at about the same high level as in Q3 and thus a significant rise in sales and earnings again year on year.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2003.

Further dates

Results for the fourth quarter and for fiscal 2004 as a whole will be published at the Annual Press Conference on November 10, 2004.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 9 months ended June 30, 2004 and 2003 (EUR thousand, except per share data)

	3 months ended June 30		9 months ended June 30
	2004	2003	2004	2003
Net sales
Third parties	294,132	245,821	856,463	781,951
Related parties	53,402	56,421	161,989	172,733

Total net sales	347,534	302,242	1,018,452	954,684
Cost of goods sold	(281,814)	(249,956)	(817,848)	(782,602)

Gross profit	65,720	52,286	200,604	172,082

Research and development expenses	(18,511)	(14,936)	(54,110)	(53,259)
Marketing and selling expenses	(30,824)	(30,455)	(91,403)	(91,704)
General and administrative expenses	(3,332)	(3,173)	(11,466)	(11,239)

	(52,667)	(48,564)	(156,979)	(156,202)

Operating income	13,053	3,722	43,625	15,880
Interest income	1.133	266	2,978	710
Interest expense	(2,277)	(2,501)	(7,689)	(7,375)
Foreign exchange losses, net	(1,547)	(1,592)	(6,953)	(3,309)
Other income, net	7,725	1,421	9,241	4,450
Share of net losses of unconsolidated affiliates	—	(257)	(107)	(525)

Income before income taxes and minority interest	18,087	1,059	41,095	9,831
Provision for income taxes	(4,011)	1,058	(6,325)	1,814
Minority interest	(72)	(52)	(169)	(136)

Net income	14,004	2,065	34,601	11,509

Basic earnings per share	0.21	0.03	0.53	0.18
Diluted earnings per share	0.20	0.03	0.50	0.18

Reconciliation of Net income to EBIT
Net income	14,004	2,065	34,601	11,509
Minority interest	(72)	(52)	(169)	(136)
Provision for income taxes	(4,011)	1,058	(6,325)	1,814
Income before income taxes and minority interest	18,087	1,059	41,095	9,831
Interest expense, net	(1,144)	(2,235)	(4,711)	(6,665)

EBIT	19,231	3,294	45,806	16,496

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of June 30, 2004 and September 30, 2003 (EUR thousand, except share data)

	June 30, 2004 (unaudited)	Sept. 30, 2003
ASSETS
Current assets
Cash and cash equivalents	217,549	195,797
Accounts receivable, net	206,433	185,292
Inventories, net	227,326	205,123
Prepaid expenses and other current assets	51,818	38,884
Deferred income taxes	8,254	7,523

Total current assets	711,380	632,619

Property, plant and equipment, net	595,910	649,527
Intangible assets, net	35,849	39,940
Deferred income taxes	85,397	83,022
Other assets	24,244	23,922

Total assets	1,452,780	1,429,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	132,595	132,887
Accrued expenses and other current liabilities	144,933	146,846
Short-term borrowings	96,789	96,728
Current portion of long-term debt	9,060	15,624
Deferred income taxes	11,043	12,236

Total current liabilities	394,420	404,321

Long-term debt, excluding current installments	214,785	215,003
Pension liabilities	123,882	118,437
Deferred income taxes	14,577	14,263
Other liabilities	37,670	37,635
Minority interest	661	695

Total liabilities	785,995	790,354

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and 65,300,000 outstanding at June 30, 2004 and 65,275,000 outstanding at September 30, 2003	65,300	65,300
Additional paid-in capital	255,225	255,225
Retained earnings	391,491	357,282
Accumulated other comprehensive loss	(45,231)	(38,253)
Treasury shares at cost (25,000 shares at September 30, 2003 and zero shares at June 30, 2004)	—	(878)

Total shareholders’ equity	666,785	638,676

Total liabilities and shareholders’ equity	1,452,780	1,429,030

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 9 months ended June 30, 2004 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	34,601	—	—	34,601
Currency translation adjustment	—	—	—	(5,203)	—	(5,203)
Cash flow hedges (net of tax 487)	—	—	—	(1,461)	—	(1,461)
Reclassification of gains to net income (net of tax 373)	—	—	—	(722)	—	(722)
Unrealized gains on securities (net of tax 8)	—	—	—	408	—	408

Total comprehensive Income						27,623
Sale of treasury shares	—	—	(392)	—	878	486

Balances as of June 30, 2004	65,300	255,225	391,491	(45,231)	—	666,785

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME, UNAUDITED

For the 9 months ended June 30, 2003 (EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ Equity
Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

Comprehensive Income:
Net Income	—	—	11,509	—	—	11,509
Currency translation adjustment	—	—	—	(6,996)	—	(6,996)
Unrealized gains on securities (net of tax 80)	—	—	—	127	—	127

Total comprehensive Income						4,640

Balances as of June 30, 2003	65,300	255,225	362,047	(34,876)	(878)	646,818

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 9 months ended June 30, 2004 and 2003 (EUR thousand)

	2004	2003
Cash flows from operating activities
Net income	34,601	11,509
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	116,212	117,883
Provision for doubtful accounts	142	(1,734)
Gains on sale of property, plant and equipment	(202)	(1,113)
Deferred income tax	(3,531)	(8,345)
Share of net losses of unconsolidated affiliates	107	525
Minority interest	169	136
Changes in assets and liabilities, excluding effects of acquisitions
Increase in inventories	(25,166)	(17,406)
Decrease/(Increase) in accounts receivable	(23,853)	13,166
Decrease/(Increase) in prepaid expenses and other current assets	(13,692)	10,605
(Decrease)/Increase in accounts payable	1,005	(22,871)
Increase/(Decrease) in other liabilities	351	(3,547)
Increase/(Decrease) in accrued expenses and other current liabilities	1,407	(33,388)
Increase in pension liabilities	5,664	4,279
Increase in other assets	(790)	(2,876)

Net cash provided by operating activities	92,424	66,823

Cash flows from investing activities
Capital expenditures	(65,394)	(64,642)
Proceeds from sale of equipment	1,943	17,168
Acquisitions of businesses, net of cash acquired	—	(9,703)
Investments in unconsolidated affiliates	—	(879)

Net cash used in investing activities	(63,451)	(58,056)

Cash flows from financing activities
Net increase/(decrease) in short-term borrowings	267	(14,685)
Proceeds from borrowing of long-term debt	2,469	49,504
Principal payments under capital leasing obligations	(637)	(377)
Principal payments on long-term debt	(8,250)	(19,783)
Sale of treasury shares	486	—

Net cash provided by (used in) financing activities	(5,665)	14,659

Effect of exchange rate changes on cash	(1,556)	(2,943)
Increase in cash and cash equivalents	21,752	20,483
Cash and cash equivalents at beginning of fiscal year	195,797	31,707

Cash and cash equivalents at end of period	217,549	52,190

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended June 30, 2004, and 2003 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003 included in the Company’s Annual Report for 2003.

2. Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

(EUR thousand, except share data)
	3-months ended June 30		9-months ended June 30
	2004	2003	2004	2003
Net income (loss)
As reported	14,004	2,065	34,601	11,509
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(1,080)	(2,074)	(3,903)	(7,542)
Pro forma	12,924	(9)	30,698	3,967

Basic earnings (loss) per share
As reported	0.21	0.03	0.53	0.18
Pro forma	0.20	0.00	0.47	0.06

Diluted earnings per share
As reported	0.20	0.03	0.50	0.18
Pro forma	0.19	0.00	0.45	0.06

CONSOLIDATED FINANCIAL STATEMENTS

3. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2004 and 2003 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2004 and 2003:

AVERAGE VALUES OF STOCK OPTIONS

periods ended June 30
	2004	2003
Risk-free interest rate	4.13%	4.03%
Expected life of options (in years)	5	5
Expected volatility	41%	50%
Expected dividend yield (in percentage)	1.24%	—

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	—	—

Balance as of June 30, 2004	2,232,750	45.32

4. Inventories, net

INVENTORIES, NET

(EUR thousand)
	June 30, 2004	September 30, 2003
Raw materials and supplies	59,604	52,518
Work in process	73,161	67,344
Finished products	94,561	85,261

Total inventories, net	227,326	205,123

Total inventories as of June 30, 2004 and September 30, 2003, are net of valuation allowances of EUR 24.912 million and EUR 27.875 million, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

5. Goodwill and Intangible Assets

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment in fiscal 2003.

The carrying amount of goodwill as of June 30, 2004, is as follows:

GOODWILL

Balance as of June 30, 2004 (EUR thousand)
Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,960	3,524	455	14,158	20,097

As a result of EPCOS group shiftings there are adjustments made between the business segments in the reporting period.

Included in the Consolidated Balance Sheets as of June 30, 2004 and September 30, 2003 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)
	June 30, 2004		September 30, 2003
	Gross	Net	Gross	Net
Patents, licenses and similar rights	39,492	13,068	38,391	16,755
Customer lists	3,200	2,107	3,200	2,346
Other	959	577	947	702

Total intangible assets (finite lives)	43,651	15,752	42,538	19,803

Amortization related to intangible assets (finite lives) amounted to EUR 1.742 million for the three-month period ended June 30, 2004 and EUR 5.165 million for the nine-month period ended June 30, 2004 (EUR 1.799 million for the three-month period ended June 30, 2003 and EUR 5.014 million for the nine-month period ended June 30, 2003). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first nine months of fiscal year 2004. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

CONSOLIDATED FINANCIAL STATEMENTS

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2004	6,674

2005	5,796

2006	2,603

2007	2,123

2008	1,046

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

NINE MONTHS ENDED JUNE 30, 2004

(EUR thousand)
Balance as of September 30, 2003:	4,267

Increase in accruals related to warranties issued during reporting (+)	3,958
Increase in accruals related to preexisting warranties (+)	925
Utilization of accruals/reduction in liabilities (-)	(1,142)
Non-utilization of accruals/liabilities (-)	(1,112)
Foreign exchange translation adjustment	(19)

Accrual as of end of period	6,877

7. Shareholders´ Equity

The share capital is conditionally increased by EUR 8.980 million at the Annual General Meeting. EUR 6.500 million shall be implemented for convertible or warrant-linked bonds (Conditional Capital 2004 I). EUR 2.480 million are available for the EPCOS Stock Option Plan (Conditional Capital 2004 II).

CONSOLIDATED FINANCIAL STATEMENTS

8. Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings per share for the three-month and nine-month periods ended June 30, 2004 and 2003:

EARNINGS PER SHARE

(EUR thousand, except share data)
	3-months ended June 30		9-months ended June 30
	2004	2003	2004	2003
Net income—basic	14,004	2,065	34,601	11,509
Interest expense on convertible bonds (net of tax)	529	—	1,591	—
Net income—diluted	14,533	2,065	36,192	11,509
Denominator for basic earnings per share—weighted average shares	65,300,000	65,275,000	65,294,799	65,275,000
Effect of dilutive shares—stock options	88,792	—	19,617	—
Effect of dilutive shares—convertible bonds	6,500,000	—	6,500,000	—
Denominator for diluted earnings per share—weighted average shares adjusted for dilutive shares	71,888,792	65,275,000	71,914,416	65,275,000
Basic earnings per common share, EUR	0.21	0.03	0.53	0.18
Diluted earnings per common share, EUR	0.20	0.03	0.50	0.18

CONSOLIDATED FINANCIAL STATEMENTS

9. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)
	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended June 30, 2004
Orders received	90.3	91.7	99.4	49.9		331.3
Net sales	90.2	97.2	111.4	48.7		347.5
EBIT	(0.7)	5.3	12.8	1.8		19.2
Interest result, net						(1.1)
Income before income taxes and minority interest						18.1
Provision for income taxes						(4.0)
Minority interest						(0.1)
Net income						14.0
Depreciation and amortization	7.4	8.3	20.8	3.8	0.5	40.8
Capital expenditures	6.1	10.3	9.6	2.0	1.0	29.0

3 months ended June 30, 2003
Orders received	79.2	83.9	76.1	32.2		271.4
Net sales	85.4	86.3	88.9	41.7		302.3
EBIT	(5.5)	7.8	0.2	0.8		3.3
Interest result, net						(2.2)
Income before income taxes and minority interest						1.1
Provision for income taxes						1.1
Minority interest						(0.1)
Net income						2.1
Depreciation and amortization	7.7	6.9	18.9	4.1	0.6	38.2
Capital expenditures	3.4	5.2	7.6	1.8	1.1	19.1

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)
	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated Total
9-months ended June 30, 2004
Orders received	281.4	296.4	348.0	158.5		1,084.3
Net sales	264.5	278.9	339.3	135.7		1,018.4
EBIT	(8.4)	11.8	43.7	(1.3)		45.8
Interest result, net						(4.7)
Income before income taxes and minority interest						41.1
Provision for income taxes						(6.3)
Minority interest						(0.2)
Net income						34.6
Depreciation and amortization	22.8	24.3	56.9	10.7	1.5	116.2
Capital expenditures	12.0	21.9	23.7	4.8	3.0	65.4

9-months ended June 30, 2003
Orders received	252.9	266.8	279.4	123.0		922.1
Net sales	267.4	265.0	301.0	121.3		954.7
EBIT	(3.4)	11.7	17.3	(9.1)		16.5
Interest result, net						(6.7)
Income before income taxes and minority interest						9.8
Provision for income taxes						1.8
Minority interest						(0.1)
Net income						11.5
Depreciation and amortization	22.7	23.0	59.0	11.2	2.0	117.9
Capital expenditures	13.6	17.3	21.8	8.6	3.3	64.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: August 3, 2004	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG